

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2018

Via E-mail
Brian Farley
Chief Financial Officer
SPRiZZi Bev-Co., Inc.
897 Via Lata, Suite C
Colton, CA 92324

> **Re: SPRiZZi Bev-Co., Inc.**
> **Offering Statement on Form 1-A**
> **Filed July 2, 2018**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 9, 2018**
> **File No. 024-10863**

Dear Mr. Farley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Offering Circular Cover Page

1.   We note the disclosure regarding the duration of the offering. Please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A. Similarly revise the plan of distribution section.

Offering Summary, page 7

2.   We note in the summary you disclose that the shares have voting rights. However, the legal opinion states that the shares being offered are non-voting. Please reconcile.

Related Party Transactions, page 42

3.   We note the related party liability on the balance sheet. Please disclose this related party transaction.

<u>Subscription Agreement</u>

4.   We note that your subscription agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. In this regard, please include disclosure about this provision in offering circular. Please also discuss the enforceability of this provision.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Jillian Sidoti
         Trowbridge Sidoti